COLE CORPORATE INCOME TRUST, INC.
 SUPPLEMENT NO. 2 DATED JULY 1, 2011
 TO THE PROSPECTUS DATED MAY 2, 2011

This document supplements, and should be read in conjunction with, the prospectus of Cole Corporate Income Trust, Inc. dated May 2, 2011 and Supplement No. 1 dated May 16, 2011. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Corporate Income Trust, Inc.;
(2)	recent real property investments;
(3)	an update to federal income tax considerations; and
(4)	an update to volume discount information.

Status of Our Public Offering

The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on February 10, 2011. Of these shares, we are offering 250,000,000 shares in a primary offering and have reserved and are offering 50,000,000 shares pursuant to our distribution reinvestment plan.  Until subscriptions aggregating at least $2,500,000 were received and accepted by us (excluding subscriptions received from our directors, officers, our advisor or any of their respective affiliates), all subscription proceeds were placed in escrow pursuant to the terms of an escrow agreement with UMB Bank, N.A. As of June 28, 2011, we satisfied the conditions of the Escrow Agreement and had accepted investors’ subscriptions for, and issued, 370,727 shares of our common stock in the offering, resulting in gross proceeds of $3,600,989. In addition, we have special escrow provisions for subscriptions from residents of Pennsylvania, Tennessee and Ohio. The conditions of these special escrow provisions have not been satisfied as of the date of this supplement and, therefore, we have not accepted subscriptions from residents of Pennsylvania, Tennessee or Ohio.

We will offer shares of our common stock pursuant to the offering until February 10, 2013, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by February 10, 2013, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Recent Real Property Investment

The following information supplements and should be read in conjunction with the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 10 of the prospectus:

Description of Real Estate Investments

As of July 1, 2011, we owned one property, a 145,025 square foot single-tenant office building leased to Minimed Distribution Corp (“Minimed”), a wholly-owned subsidiary of Medtronic, Inc., which guarantees the lease, on an approximately 9.64 acre site located in San Antonio, TX (the “Medtronic Property”). The Medtronic Property was purchased for $32.85 million, exclusive of closing costs.

The following information supplements and should be read in conjunction with the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 98 of the prospectus:

Real Property Investments

We invest primarily in single-tenant, income-producing necessity corporate office and industrial properties, which are leased to creditworthy tenants under long-term net leases, strategically located throughout the United States.

On June 30, 2011, we, through a separate wholly-owned limited liability company, acquired the Medtronic Property, for a gross purchase price of $32.85 million, exclusive of closing costs. The Medtronic Property was acquired by purchasing 100% of the membership interests in Cole OF San Antonio TX, LLC (“OF San Antonio”), a Delaware limited liability company, from Series C, LLC (“Series C”), an affiliate of our advisor. OF San Antonio owns as its only asset, the Medtronic Property. A majority of our board of directors (including all of our independent directors) not otherwise interested in the acquisition approved the acquisition as being fair and reasonable to us, and determined that the cost to us does not exceed the lesser of the current appraised value of the Medtronic Property or the cost of the property to Series C. The property was acquired through the use of loans and proceeds from our ongoing public offering of our common stock. In connection with the purchase, we paid an acquisition fee of $657,000 to our advisor.

The Medtronic Property is 100% leased to Minimed, subject to a net lease, which commenced on October 27, 2009. Pursuant to the lease agreement, Minimed is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The initial annual base rent under the lease is $2,755,475, or $19.00 per square foot. The initial term of the lease expires October 31, 2020. Minimed has two options to renew the lease, each for an additional five-year term beginning on November 1, 2020 with rental escalations of 10.0% at each renewal. The Medtronic Property was constructed in 2008 and has an initial yield of 8.39%. The initial yield is calculated as the annual rental income for the in-place lease at the property divided by the property purchase price, exclusive of closing costs and fees paid to sponsor. The Medtronic Property is subject to long-term double net lease, whereby Minimed is required to pay substantially all operating expenses and capital expenditures. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

For federal income tax purposes, the preliminary aggregate depreciable basis in the Medtronic Property noted above is estimated to be approximately $26.9 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention.  We currently have no plan for any renovations, improvements or development of the Medtronic Property and we believe the property is adequately insured.

On June 30, 2011, in connection with the acquisition of the Medtronic Property, we entered into a $23.0 million mortgage loan with Wells Fargo Bank, National Association (the “Wells Fargo Loan”) and a $9.0 million subordinate loan with Series C (the “Series C Loan”).  The Wells Fargo Loan, which is secured by the Medtronic Property and matures on July 1, 2016, consists of i) an $18.0 million loan that bears a fixed interest rate of 4.65% with monthly interest only payments (the “Mortgage Loan”) and ii) a $5.0 million loan with interest only payments at a fixed interest rate of 4.65% until December 31, 2011 and 10.0% thereafter (the “Mezzanine Loan”).  The Mortgage Loan generally may not be prepaid without premium or penalty, however the Mezzanine Loan may be prepaid at any time without penalty. The Series C Loan bears interest at a fixed interest rate of 4.65% with accrued interest and principal due upon maturity on December 31, 2012.  The Series C Loan may not be prepaid in whole or in part as long as the Mezzanine Loan remains outstanding, after which the Series C Loan can be prepaid without premium or penalty.  In the event the Wells Fargo Loan or the Series C Loan are not paid off on the respective maturity dates, the loans include default provisions. Upon the occurrence of an event of default, interest on the Well Fargo Loan will accrue at an annual default interest rate equal to 5% above the stated interest rate and interest on the Series C Loan will accrue at an annual default interest rate equal to 4% above the stated interest rate.

The Series C Loan has been approved by a majority of the directors (including all of our independent directors) not otherwise interested in the transaction as fair, competitive and commercially reasonable and no less favorable to us than a comparable loan between unaffiliated parties. In addition, a majority of the directors (including all of our independent directors) not otherwise interested in such transaction have determined that borrowing in excess of 60% of the greater of cost (before deducting depreciation and other non-cash reserves) or fair market value of our gross assets is justified and in the best interest of our stockholders.

Update to Federal Income Tax Considerations

The following information supplements, and should be read in conjunction with, the section captioned “Federal Income Tax Considerations – Taxation of U.S. Stockholders” beginning on page 141 of the prospectus, and all similar disclosures appearing throughout the prospectus:

Cost Basis Reporting

The Energy Improvement and Extension Act of 2008 (the Act) imposed new customer reporting requirements on certain financial intermediaries (brokers).  The Act now requires every broker that is required to file an information return reporting the gross proceeds of a “covered security” with the Internal Revenue Service (IRS) to include in the information return the stockholder’s adjusted basis in the security, and whether any gain or loss with respect to the security is short-term or long-term within the meaning of Internal Revenue Code (IRC) Sec. 1222.  Under IRC Sec. 6045(g)(3), a “covered security” includes any share of stock in a corporation that was acquired in an account on or after January 1, 2011.  We have determined that shares of our common stock that were acquired on or after January 1, 2011, including shares issued pursuant to our distribution reinvestment plan, are covered securities under the Act. Thus, stockholders who redeem, sell or otherwise liquidate shares that were purchased on or after January 1, 2011 will receive an information return reporting the gross proceeds from the sale, the adjusted basis of the shares sold, and whether any gain or loss is short-term or long-term within the meaning of IRC Sec. 1222.  We are required to furnish this statement to stockholders by February 15 of the year following the calendar year in which the covered securities were sold.  This information also will be reported to the IRS.

When determining the adjusted basis of the shares sold, IRC Sec. 6045(g)(2)(B) requires us to use the first-in first-out method.  When using the first-in first-out method, we are required to identify the shares sold in the order that they were acquired.  However, as an alternative to the first-in first-out method, the stockholder may notify us of a preferred alternative by means of making an adequate identification of the shares to be liquidated prior to the liquidation event.  Please see the section entitled “Description of Shares — Share Redemption Program” for additional information about our share redemption program.

Update to Volume Discounts

The following information supersedes and replaces in its entirety the third full paragraph on page 160 of the prospectus under the section captioned “Plan of Distribution— Volume Discounts.”

In addition, in order to encourage investments of more than $4,000,000, Cole Capital Corporation, with the agreement of the participating broker-dealer, may further agree to reduce or eliminate the dealer manager fee and/or the selling commission with respect to such investments.